Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2016 Fourth Quarter and Year End Results

Highlights

●	GAAP fourth quarter 2016 sales of $32.0 million; Non-GAAP fourth quarter 2016 sales of $34.0 million, an increase of 33.4% over the prior-year.

●	Fourth quarter GAAP net income of $820 thousand, or $0.03 per diluted share; non-GAAP net income of $5.1 million, or $0.16 per diluted share.

●	Full year non-GAAP net income of $10.0 million, or $0.31 per diluted share; GAAP net income of $828 thousand, or $0.03 per diluted share.

●	Successful closing of follow on public offering in January 2017; raising $37.9 million of gross proceeds for the company and $104.4 million gross proceeds for selling shareholders.

Rosh-Ha`Ayin, Israel – February 14, 2017 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the fourth quarter and fiscal year ended December 31, 2016.

GAAP Sales for the fourth quarter of 2016, which are net of the fair value of the warrants associated with revenues recognized from Amazon, were $32.0 million. Non-GAAP sales were $34.0 million, an increase of 33.4% over the prior-year of $25.5 million. Higher sales were attributable to growth in volume of sales across all of the Company’s products, including systems, ink and consumables as well as services.

GAAP net income in the fourth quarter of 2016 was $820 thousand, or $0.03 per diluted share, compared to GAAP net income of $2.1 million, in the fourth quarter of 2015. On a non-GAAP basis net income was $5.1 million, or $0.16 per diluted share, compared to prior-year non-GAAP net income of $3.2 million.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “We are proud to deliver a record breaking fourth quarter on many measures, including revenue and profitability. We achieved this performance on broad product growth with deliveries to multiple new and existing customers, underscoring our momentum in the printed textile market.” Seligsohn continued, “New platforms including the Allegro and Vulcan are gaining traction, which helped us deliver on our commitments for 2016, and set the stage for continued growth in the year ahead.”

Key Business Achievements

The company achieved several meaningful milestones during 2016 and in the start of 2017, including:

●	Successfully closed a follow on and secondary public offering on January 31, 2017, which raised a total of $37.9 million gross proceeds for the Company and a total of $104.4 million, gross proceeds, for selling shareholders. Mr. Seligsohn added, "We are honored by the tremendous support we received from the investment community, and thankful for the vote of confidence that our existing investors and new stakeholders put in our team.”

●	Signed an agreement with Amazon to deliver the Company’s flagship high- throughput system, the Avalanche 1000, to support Amazon’s expansion of production capacity for the Merch by Amazon service. This multi-year agreement includes the delivery of systems, ink and consumables, and software and services support. It also grants Amazon warrants to acquire up to 2.9 million shares of Kornit at a price of $13.03 per share (representing the 30 day VWAP at the time the agreement was announced), as a function of Amazon spending up to $150 million dollars on Kornit products and services over a 5-year period.

●	Received multiple new orders for the Allegro Roll-to-Roll printer in the fourth quarter. The latest additions to the global installed base of Allegro systems will now serve more than 20 customer sites, ranging from North America, Central Europe, Latin America, Turkey and South East Asia.

●	Shipped the fourth Vulcan system, and recognized revenue from sales of a first system, marking a significant milestone in Kornit’s most sophisticated and capable system to date.

●	Acquired the digital direct to garment printing assets of one of our U.S. distributors. This strategic move will help improve customer intimacy by expanding our leadership position in the digital textile market with larger accounts as well as provide direct access to a large number of traditional screen printing customers, some of which may transition wholly or in part to digital printing over the next several years.

●	Recognized initial revenue for system upgrades in the fourth quarter; expecting upgrades to become a more meaningful part of our services business starting 2017.

Fourth Quarter Results of Operations

Kornit reported fourth quarter GAAP sales which are net of the fair value of the warrants associated with revenues recognized from Amazon, were $32.0 million. On a non-GAAP basis, Kornit reported sales of $34.0 million, an increase of 33.4% compared with the prior-year level of $25.5 million. Higher sales were the result of contributions from all product categories comprising systems, ink and consumables, and services.

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On a GAAP basis, fourth quarter gross profit was $13.6 million, compared with $12.1 million, in the prior-year. Non-GAAP gross profit in the fourth quarter was $16.9 million, or 49.8% of sales, compared with $12.4 million, or 48.6% of sales in the prior-year. Higher gross margins primarily reflected a favorable sales mix of high throughput systems, and a stronger contribution from ink and consumables during the current period.

On a GAAP basis, total operating expenses in the fourth quarter were $12.8 million, compared to $9.9 million in the prior period. Non-GAAP operating expenses in the fourth quarter increased to $11.8 million, or 34.7% of sales, compared to $9.1 million, or 35.5% of sales in the prior year. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out.

Fourth quarter GAAP research and development expenses were $5.1 million, compared to the prior-year period of $3.4 million. Fourth quarter non-GAAP research and development expenses were $4.9 million, or 14.5% of sales, compared to $3.2 million, or 12.7% of sales in the prior-year.

On a GAAP basis, fourth quarter operating income was $804 thousand, compared to the prior year period of $2.2 million. Non-GAAP operating income in the fourth quarter increased to $5.1 million, compared to $3.3 million in the prior year. As a percent of sales, adjusted operating margin for the fourth quarter was 15.1% of sales, compared with 13.1% of sales in the prior year.

On a GAAP basis, the Company reported net income of $820 thousand, or $0.03 per diluted share, compared to a net income of $2.1 million, in the fourth quarter of 2015. Non-GAAP net income for the fourth quarter of 2016 were $5.1 million, or $0.16 per diluted share, compared to $3.2 million in the prior year period.

Full Year 2016 Results of Operations

Full year 2016 GAAP sales which are net of the fair value of the warrants associated with revenues recognized from Amazon were $108.7 million. Full year 2016 non-GAAP sales increased 28.1% to $110.7 million, compared to the prior year period of $86.4 million. Higher sales compared to the prior year were primarily related to higher volume of products sold, an improved mix of industrial systems, the success of new product introductions, and incremental sales from services. For the full-year, the Company recorded 61% of revenue from systems and services, and 39% of revenue from ink and consumables.

Full year GAAP gross profit was $49.4 million, compared to $40.6 million in the prior year. Non-GAAP gross profit for the full year 2016 was $54.6 million, or 49.3% of sales, compared to $41.3 million, or 47.8% of sales for the full year 2015. Higher gross margins compared to the prior year were primarily the result of a favorable system sales mix with increased sales of industrial systems, and a higher volume of ink & consumables.

Full year 2016 operating expenses on a GAAP basis were $48.0 million, compared to $34.8 million for the full year of 2015. Non-GAAP operating expenses for the full year of 2016 were $44.0 million, or 39.7% of sales, compared to the prior year level of $30.8 million, or 35.7% of sales. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out.

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Full year 2016 research and development expenses on a GAAP basis were $17.4 million, compared to the prior year of $12.0 million. Full year non-GAAP research and development expenses were $17.0 million, or 15.3% of sales, compared to $11.4 million, or 13.2% of sales in the prior year.

Full year 2016 GAAP operating income decreased to $1.4 million, compared to $5.8 million in the year ago period. Non-GAAP operating income in the full year 2016 increased 1.7% to $10.6 million, compared to the prior year period of $10.5 million.

On a GAAP basis, full year 2016 net earnings were $828 thousand, or $0.03 per diluted share, compared to $4.7 million in the prior year. Non-GAAP full year 2016 net income was $10.0 million, or $0.31 per diluted share, compared with non-GAAP net income of $9.4 million in the prior year.

Balance Sheet and Cash Flow

At December 31, 2016, the Company had cash and marketable securities of $61 million, and no long-term bank debt. This amount does not reflect the net proceeds from the offering completed in January 2017. Cash flow from operating activity for the fourth quarter was $5.3 million. Cash flow from operations for the full-year of 2016 were a $1.0 million.

First Quarter 2017 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-337-8169 or +1-719-325-2484. The toll-free Israeli number is 1 80 924 5906. The confirmation code is 3336010.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 3336010. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, February 14, 2017, and will last through 11:59 p.m. ET on Tuesday, February 28, 2017. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

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Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's final prospectus filed with the U.S. Securities and Exchange Commission on January 26, 2017. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of the fair value of warrants deducted from revenues, acquisition related expenses, compensation in relation to the IPO, one-time expenses, excess cost of acquired inventory, share-based compensation expenses, amortization of acquired intangible assets and expenses related to settlement with OCS grants. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues, net	$108,694	$86,405	$31,987	$25,498
Cost of revenues	59,284	45,820	18,360	$13,443
Gross profit	49,410	40,585	13,627	12,055

Operating expenses:
Research and development	17,383	11,950	5,090	3,377
Selling and marketing	18,338	13,367	4,753	4,192
General and administrative	12,259	9,500	2,980	2,287
Total operating expenses	47,980	34,817	12,823	9,856
Operating income	1,430	5,768	804	2,199
Financial income (expenses), net	46	(334)	(47)	(164)
Income before taxes on income	1,476	5,434	757	2,035

Taxes on income (benefit)	648	709	(63)	(30)
Net income	828	4,725	820	2,065

Basic net income per share	$0.03	$0.19	$0.03	$0.07

Weighted average number of shares used in computing basic and diluted net income per share	30,562,255	24,633,369	30,820,905	30,183,089

Diluted net income per share	$0.03	$0.18	$0.03	$0.07

Weighted average number of shares used in computing diluted net income per share	31,732,532	26,458,584	31,850,639	31,723,327

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

GAAP net income as reported	$828	$4,725	$820	$2,065

Non-GAAP adjustments
Fair value of warrants deducted from revenues (a)	2,030	-	2,030	-
Expenses recorded for share-based compensation
Cost of revenues	482	306	145	109
Research and development	217	281	91	72
Selling and marketing	654	537	219	199
General and administrative	1,641	1,259	459	377
Acquisition related expenses
Research and development	200	250	50	62
Selling and marketing	56		56
General and administrative	681	550	-	-
Intangible assets amortization
Cost of revenues	225	222	56	53
Selling and marketing	294		147	-
Compensation in relation to the IPO
Separation payment to shareholder	-	750	-	-
IPO bonuses to employees	-	270	-	-
Expense related to settlement of OCS grants		165		165
Excess cost of acquired inventory (b)	2,471	-	1,073	-
Other one time expense	241	90		90
	9,192	4,680	4,326	1,127

Non-GAAP net income	$10,020	$9,405	$5,146	$3,192

Non- GAAP diluted net income per share	$0.31	$0.35	$0.16	$0.10

Weighted average number of shares used in computing diluted net income per share	32,035,680	26,824,370	32,145,815	32,054,699

(a)	Reflects a non cash expense for warrants granted to Amazon that is being accounted for as deduction from revenues

(b)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on July 1, 2016 which was recorded at fair value and the standard cost of the Company's inventory, which adversely impacts the Company's gross profit.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2016	2015
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,789	$18,464
Short term bank deposits	-	22,000
Available for sale marketable securities	16,500	4,527
Trade receivables, net	31,638	22,598
Other accounts receivables and prepaid expenses	3,735	3,314
Inventory	24,122	15,803
Total current assets	98,784	86,706

LONG-TERM ASSETS:
Available for sale marketable securities	21,724	29,152
Property and equipment, net	9,247	4,778
Goodwill and Intangible assets, net	8,477	1,023
Severance pay fund	768	1,125
Other assets	1,046	568
Total long-term assets	41,262	36,646

Total assets	$140,046	$123,352

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$16,433	$13,230
Employees and payroll accruals	5,918	4,383
Deferred revenues and advances from customers	1,679	1,008
Other payables and accrued expenses	6,103	2,630
Total current liabilities	30,133	21,251

LONG-TERM LIABILITIES:
Accrued severance pay	1,269	1,839
Payment obligation related to acquisition	1,070	-
Other long term liabilities	386	-
Total long-term liabilities	2,725	1,839

SHAREHOLDERS' EQUITY	107,188	100,262

Total liabilities and shareholders' equity	$140,046	$123,352

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Income	$828	$4,725	$820	$2,065
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,964	1,782	957	503
Fair value of warrants deducted from revenues	2,030	-	2,030	-
Share-based compensation	2,994	2,383	914	757
Tax benefit related to exercise of stock options	(71)	-	(71)	-
Amortization of premium and accretion of discount on available for sale marketable securities	448	(113)	110	(70)
Accretion of payment obligation	180	-	90	-
Increase in trade receivables	(9,258)	(13,117)	(2,528)	(5,391)
Decrease (increase) in other receivables and prepaid expenses	(411)	(1,648)	118	(39)
Increase in inventory	(6,061)	(4,610)	(1,322)	(1,249)
Changes in deferred income taxes, net	(181)	(57)	187	14
Increase in other long term assets	(282)	(70)	74	(36)
Increase in trade payables	2,819	7,036	1,370	3,935
Increase (decrease) in employees and payroll accruals	1,550	1,435	1,351	(51)
Increase (decrease) in deferred revenues and advances from customers	675	(820)	377	461
Increase (decrease) in other payables and accrued expenses	1,944	223	(117)	(506)
Increase in other long term liabilities	388	-	388	-
Loss from sale of property and equipment	9	51	3	51
Foreign currency translation gain on inter company balances with foreign subsidiaries	391	590	529	187

Net cash provided by (used in) operating activities	956	(2,210)	5,280	631

Cash flows from investing activities:

Purchase of property and equipment	(5,462)	(1,861)	(975)	(809)
Cash paid in connection with acquisition	(9,206)	(1,000)	-	-
Proceeds from bank deposits, net	22,000	(22,000)	-	(11,000)
Proceeds from maturity of marketable securities	4,500	1,500	1,000	-
Proceeds from sale of marketable securities	2,086	8	563	-
Purchase of marketable securities	(11,455)	(35,518)	(1,891)	(8,090)
Net cash provided by (used in) investing activities	2,463	(58,871)	(1,303)	(19,899)

Cash flows from financing activities:

Proceeds from initial public offering, net	-	74,180	-	-
Payment of issuance cost related to warrants	(90)	-	(90)	-
Exercise of employee stock options	958	421	394	360
Tax benefit related to exercise of stock options	71		71	-
Net cash provided by financing activities	939	74,601	375	360

Foreign currency translation adjustments on cash and cash equivalents	(33)	(49)	(40)	(5)
Increase (decrease) in cash and cash equivalents	4,325	13,471	4,312	(18,913)
Cash and cash equivalents at the beginning of the period	18,464	4,993	18,477	37,377
Cash and cash equivalents at the end of the period	22,789	18,464	22,789	18,464

(A)			-
Non-cash investing and financing activities:

Purchase of property and equipment on credit	808	422	95	422
Inventory transferred to be used as property and equipment	1,090	692	290	100
Property and equipment transferred to be used as inventory	-	106	-	-
Issuance expenses on credit	300	-	300	-

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